



Company Name	Mobile Cooks
Logo	
Headline	Building a passion economy for vegan chefs
Cover photo	

Hero Image



Tags   Food, Employment, Retail

Pitch text

Summary

- Successful 3 month residency at Timeout Market Boston
- 20K+ vegan meals served in 3 months
- Negotiating a lease for our first commissary and cloud kitchen
- Planning satellite pop up locations at area food halls and restaurants

Problem

Brick-and-mortar restaurants don't suit vegan chefs

If you're vegan or a vegan chef, you may not have too many restaurant options in your area. Standard brick and mortar restaurants carry a lot of costs and hierarchical pressure. What's more, they usually only hire one or two permanent chefs. This leaves little room for menu diversification and creativity.

There are so many talented chefs cooking vegan food; they just need the right environment and platform to grow.

Solution

Mobile Cooks: a different approach to your standard restaurant

Mobile Cooks gives vegan cooks an alternative to the standard restaurant model by streamlining the food gig economy. We are capitalizing on the existing pop up market by bringing all the contributing partners together and centralizing marketing and production, thus making events easier, more frequent, and more profitable for everyone. MC's are encouraged to use locally sourced ingredients and to experiment with their menu. This means more money, more freedom, and better food.


MC
LOCAL FARMS
COOKS
VENUES

Product

Providing the ingredients for success

Mobile Cooks is a central hub for everything pop-up eating. We create job opportunities for cooks and handle all of the equipment and space rentals, as well as all marketing and event promotion. Our model allows vegan chefs to pop up for days, weeks, or months so they can experiment with new flavors and build their own brand and customer following.


HOW
Mobile Cooks is streamlining the production of pop-ups by acting as...
AGENT
We connect cooks with pop-up and catering opportunities
We also connect them with local farms to get fresh and cost-effective produce
PRODUCER/EVENT COORDINATOR
We provide point of sale technology, kitchen space and logistical support
GIG!
MARKETING DIRECTOR
By combining the existing followings of our partners and resident cooks, we create buzz around our events and reach a diverse and highly-interested audience






MC
MC KITCHEN
TimeOut Market – 401 Park Drive Boston
RAW BEET RAVIOLI
almond ricotta, herbs, microgreens
$8
*Scott Rawdon
BUFFALO CAULIFLOWER TACOS
cornmeal crust, almond cotija, celery, pickles
$10
*Scott Rawdon
CORN CAKES
roasted garlic aioli, purple cabbage slaw, fresh herb oil
$12
*Gabrielle DB
ZUCCHINI NOODLES
carrot corn purée, almond ricotta, crispy tofu, basil
$14
*Matthew Kaplan
RICE NOODLE BOWL
maitake mushrooms, spicy tempeh, peanuts, apples, mint, sesame miso broth
$14
*Matthew Kaplan
RIGATONI BOLOGNESE
chickpeas, red lentils, blistered tomatoes, basil, Nooch It cashew parmesan
$14
*Scott Rawdon
BLACKENED CAULIFLOWER STEAK
chimichurri, turmeric rice, black lentils
$16
*Gabrielle DB
*Recipe By

Traction

20K+ vegan meals served

Our first full-time pop up at Timeout Market in Boston was an instant hit. Over the course of three months, we served over 20K vegan meals. Building on this success, we continue to organize vegan chef pop ups at local restaurants while we finalize plans for our own full-time pop up venue.

2019 Revenue: $265,251 and 2019 Net Income: $21,572 (Through 10/31)


2019 P&L
$100,000.00
$80,000.00
$60,000.00
$40,000.00
$20,000.00
$-
$(20,000.00)
Jan-19
Feb-19
Mar-19
Apr-19
May-19
Jun-19
Jul-19
Aug-19
Sep-19
Oct-19

	Jan-19	Feb-19	Mar-19	Apr-19	May-19	Jun-19	Jul-19	Aug-19	Sep-19	Oct-19
Revenue	$3,218.00	$6,240.00	$4,077.00	$4,098.00	$1,432.00	$18,714.00	$87,603.00	$78,938.00	$60,931.00	$-
Expenses	$2,335.00	$7,252.00	$3,864.00	$5,307.00	$1,087.32	$9,672.00	$81,282.00	$54,123.00	$66,031.00	$12,725.00
Net Income	$883.00	$(1,012.00)	$213.00	$(1,209.00)	$344.68	$9,042.00	$6,321.00	$24,815.00	$(5,100.00)	$(12,725.00)




POP-UPS
february 20, 2019
THOMPSON SQUARE / BUNKER HILL
CENTRAL-MAVERICK SQUARE / PARIS STREET
EAST BOSTON
EAST CAMBRIDGE
THE PORT
Marc Maron
@kitchen44
JEFFRIES POINT
WEST END
NORTH END
MIT Sloan School of Management
Boston
BEACON HILL
AREA 2/MIT
WATERFRONT
Rose Kennedy Greenway
John Mulaney
@crossroads
BACK BAY EAST
THEATRE DISTRICT
BACK BAY
BAY VILLAGE
FORT POINT
SEAPORT DISTRICT

Customers

Serving the vegan community & beyond

At Mobile Cooks, we want to help chefs thrive in a well-paid job that encourages their creativity and artistic culinary pursuits. It's amazing to think of the giant impact serving and eating vegan food makes - for the animals and our environment. With the growing demand for healthy vegan food, we're here to supply it.


MC KITCHEN

Harri Clay (Time Out Group PR)

Business Model

Low costs for maximum culinary creativity

Our cloud kitchen and commissary will be located on the outskirts of the city (cheaper rent) but within a prime delivery radius. Rather than renting stalls to different business, our chefs use shared equipment and work together planning our daily menu. We are also negotiating operating contracts within food halls to serve as pop up stalls for our chefs. Helping them branch outside of our four walls.

We will employ a team of prep cooks and line cooks who support our MC's. In addition to competitive hourly pay, benefits, and stock options, our MC's will receive a recipe royalty based on their dish sales and ratings. Through partnerships with farms, we source local (sometimes surplus) ingredients at a fair price and are able to keep our menu competitively priced.

As we grow, we plan to develop a cook facing app, one where chefs can collaborate on menus, see their ratings and sales/pay information, and manage their schedule. Consumers often request additional services from our chefs such as personal chef gigs for private events and wanting a chef to share a recipe for a dish they ate. We'd like to help facilitate these exchanges between our consumers and our team of qualified chefs with technology.

In three years we project to have over 5 million in sales between our cloud kitchen/commissary and at least two pop up stalls.

Market

The popup is here to stay

Pop-up is the new big dining trend. In fact, **3/4 pop-up event attendees are willing to pay more** to experience a one-of-a-kind dining experience. Pop-up restaurants also are a big hit on social media and diners are **3X more likely to follow** or communicate with a chef or restaurant after a pop-up event.







Competition

Leading the way

Mobile Cooks is the only company focused on creating a centralized hub for vegan chefs, communities and eateries. Unlike other vegan pop-ups, we invite multiple chefs to come in and experiment with their food, and we provide all the framework for them to succeed in our providing of space, equipment and marketing.

Vision

MC Cloud Kitchen

By reaching our funding goal, we plan to open MC Cloud Kitchen, a 3K - 7K sq foot cloud kitchen and commissary. Here, a team of MC's will create a daily changing menu of vegan meals, both hot takeout and cold prepared food. The menu will be available for delivery, pick up and possibly dine in. We are discussing leases in the Boston area, check back for an update.

We are also looking to grow to more food festivals and food halls with the goal of giving more opportunities to our chefs and giving the public more exposure to vegan cuisine.



Of the investment raised here

- Roughly 60% will go toward business development costs including kitchen buildout and lease costs
- Roughly 30% will go toward kitchen managers salaries
- 10% for fees and other costs

Investors

We've bootstrapped for the past year

We're seeking investments to prove out our model in our own kitchen where we can take our lessons from the pop ups and iterate on our operations and technology.

Thankfully our first investors have been loyal customers of ours. We're excited to be able to offer the investment opportunity to our future customers too!

Founders



Matthew Kaplan, Founder & CEO

- 10+ years working in restaurants from cook to GM
- Sweet Basil, Juniper, Kimpton: Bambara and Red Owl Tavern
- 2.5 years working as a project manager at Toast Inc where I helped hundreds of restaurant owners and GM's go live with Toasts suite of hardware and software
- I'm humbled to be able to help cooks provide for themselves and their families and excited to continue building a more sustainable food service business model. One that results in great tasting food with as small of a carbon footprint as possible

Team

	Matthew Kaplan	Founder & CEO
	Erica Korff	Marketing/Social Media - @vegan_kween
	Scott Rawdon	Vegan Chef (MC) @motorheadoflettuce
	Gabrielle Doucette-Boisse	Vegan Chef (MC)
	Sabrina Vixama	Vegan Chef (MC) @DiscoverVegans
	Robbie Madfis	Vegan Chef (MC) Justrecipes.org
	Charlie Lumpkins	Vegan Chef (MC) @La_Chef_La_Pheegan
	Chelsea Kantor	Vegan Chef (MC) @ChelseasChomps
	James Wells	Vegan Chef (MC)
	Erik Breakell	Vegan Chef (MC)

Perks

FAQ

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